UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 24, 2019

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Agreement with GSR Markets Limited

On October 24, 2019, Blockstack PBC (the “Company”), a Delaware corporation, and GSR Markets Limited (“GSR”), a Hong Kong limited company (together, the “Parties”), entered into a liquidity consulting agreement (the “Agreement”), pursuant to which GSR will provide services related to increasing the liquidity of the Stacks Token with respect to markets serving non-U.S. persons.

The Company will pay GSR one hundred thousand dollars (USD $100,000) as a setup fee, and twenty thousand dollars (USD $20,000) per month for the first six months as a retainer fee for GSR’s provision of an analysis of the Stacks Tokens’ liquidity. In order to provide GSR with initial funds to engage in its activities related to liquidity, the Company will provide GSR with a loan of bitcoin or ether in an amount equal in value to one million dollars (USD $1,000,000) (the “Debt Amount”). Upon mutual agreement in writing, the Debt Amount may be increased. Upon termination of the Agreement, the full Debt Amount will be returned by GSR to the Company with zero percent (0%) interest, except in the event of unsettled invoices, in which case GSR will hold the Debt Amount until all outstanding invoices have been settled. The Debt Amount will be repaid in either bitcoin or ether. One half of the repayment will simply be equal to one half of the amount of bitcoin or ether originally provided to GSR; the other half of the repayment will be equal in value to one half of the bitcoin or ether provided to GSR, with that value denominated in Stacks Tokens.  This Stacks-denominated value will be whichever of the following is more favorable to GSR: (i) a value that will be agreed upon in writing on the date which the bitcoin or ether were provided to GSR (in which case the amount of the total repayment will simply consist of the original amount of bitcoin or ether provided to GSR), or (ii) the value of the bitcoin or ether in Stacks Tokens as of the repayment, as agreed to in writing by GSR and the Company (in which case, if the value of bitcoin or ether has increased relative to Stacks Tokens, GSR will be able to satisfy this half of their repayment obligation by providing fewer bitcoin or ether to the Company than it originally received).

The term of the Agreement will be six months. The Agreement will automatically renew for successive six month periods, unless either Party notifies the other Party of its intention not to renew. Such notification must be made at least 30 days prior to the expiration of the current term. The Company cannot terminate the agreement for the first three months. After the first three months, the Company may terminate the Agreement for any reason upon 30 days written notice. GSR may terminate the Agreement for any reason at any time upon 30 days written notice, and GSR may terminate the Agreement immediately if the Company is 15 days or more late in making its monthly retainer payments.

Either Party may terminate the Agreement immediately upon written notice if the other Party materially breaches the Agreement. The Agreement will also terminate immediately upon notice by the Company if, at any point in time, Stacks Tokens are listed on an exchange or alternative trading system that is registered with the U.S. Securities and Exchange Commission (“SEC”) and an approved member of the Financial Industry Regulatory Authority (“FINRA”), and that is also capable of supporting secondary trading in Stacks Tokens by U.S. persons, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (“U.S. persons”).

The Agreement contains certain customary representations and warranties. Among other provisions, the Agreement include the representations by GSR that GSR will not trade Stacks Tokens on any exchanges that allow sales of Stacks Tokens to U.S. persons, that it is located and has its principal place of business outside of the U.S., that neither it nor any affiliate performing activities under this Agreement is a U.S. person, that all activities related to the Agreement will be conducted outside the U.S. and that GSR is not acquiring or trading in any Stacks Tokens for the account or benefit of any U.S. person. In addition, GSR has represented that it is not registered with the SEC as a broker-dealer, exchange or alternative trading system and is not a member of FINRA, nor is GSR required to register with the SEC or become a member of FINRA, or is otherwise subject to the rules of the SEC or FINRA applicable to broker-dealers, exchanges or alternative trading systems.

The Company agrees to hold GSR harmless for any fluctuations in the price of Stacks Tokens during the term of the Agreement or in the event that Stacks Tokens are delisted from an exchange or platform for any reason (other than the gross negligence or willful misconduct of GSR), any exchange bankruptcy where Stacks Tokens are listed on such exchanges, loss of funds of a trading platform on which Stacks Tokens are listed and an insolvency issue outside of GSR’s control at any online platform where Stacks Tokens are lost. If Stacks Tokens are lost due to an insolvency issue outside of GSR’s control at any platform, GSR has the right to transfer to the Company any claim it has against such platform as the claim relates to Stacks Tokens. The Company also agrees to indemnify GSR for any third party penalty, claim or loss to the extent such penalty, claim or loss arises based on a breach of the Agreement or noncompliance with applicable law by the Company. The Company’s potential liability with respect to the Agreement is capped at an amount equal to the amount paid by the Company to GSR, including the Debt Amount.

GSR will indemnify the Company for any third party penalty, claim or loss to the extent such penalty, claim or loss arises out of GSR’s fraud, willful misconduct, breach of the Agreement, a GSR delisting or depreciation, loss of funds caused directly or indirectly by GSR or noncompliance with applicable law by GSR.

The foregoing description of the Agreement is only a summary of its material terms and does not purport to be complete. A copy of the Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference. The Company may enter into agreements of similar purpose and scope from time to time and, from this date forward, disclose these agreements by filing them on a quarterly basis, either as exhibits to a 1-U filing or to a periodic filing made during that quarter.  We may also disclose these agreements through announcements on our corporate blog at blockstack.org/blog.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

	By:	/s/ Muneeb Ali
	Name:	Muneeb Ali
	Title:	Chief Executive Officer

Date: October 30, 2019

EXHIBITS

Index to Exhibits

Exhibit No.	Description
6.1	Liquidity Consulting Agreement, by and between Blockstack PBC and GSR Markets Limited, dated October 24, 2019